# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuvve Holding Corp., CIK 0001836875
CUSIP: 67079Y308
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2488 HISTORIC DECATUR ROAD, 2488 HISTORIC DECATUR ROAD, SAN DIEGO, California (CA), 92106
Date of event which requires filing of this statement: 03/28/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002063350-25-000002
Filed by CIK 0002063350

## Reporting persons
- Newton Charles Carter: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 121,590; shared voting power 121,590; sole dispositive power 121,590; shared dispositive power 121,590; aggregate amount beneficially owned 121,590 (4% of the class)

## Item 1. Issuer
Name of issuer: Nuvve Holding Corp.
Address of issuer's principal executive offices: 2488 HISTORIC DECATUR ROAD, 2488 HISTORIC DECATUR ROAD, SAN DIEGO, CALIFORNIA, 92106.

## Item 2. Person Filing
Name of person filing: Charles C Newton
Address of principal business office or, if none, residence:
1159 East Keswick Dr.
Keswick, VA 22947-2634
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 121,590
Percent of class: 4.0%
Sole power to vote or to direct the vote: 121,590
Shared power to vote or to direct the vote: 121,590
Sole power to dispose or to direct the disposition: 121,590
Shared power to dispose or to direct the disposition: 121,590

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Newton Charles Carter: Charles C Newton, Self (03/31/2025)